

May 28, 2024

Marc Stapley
Chief Executive Officer
Veracyte, Inc.
6000 Shoreline Court, Suite 300
South San Francisco, California 94080

      Re: Veracyte, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2023
          Form 8-K Filed May 7, 2024
          File No. 001-36156

Dear Marc Stapley:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023

Consolidated Financial Statements
Note 5. Balance Sheet Components, Intangible Assets, Net, page 100

1.   We reference the disclosure here and throughout the filing that you recognized impairment for certain long-lived assets related to the HalioDx biopharmaceutical services developed technology, customer relationships and customer backlog finite-lived intangible assets due to "a significant change in the business environment." In future filings, please provide more context regarding the nature and impact of any triggering events that require assessment for impairment of your intangible assets.

Form 8-K filed on May 7, 2024

Exhibit 99.1
Reconciliation of U.S.GAAP to Non-GAAP Financial Measures

2.   Your presentation of the reconciliation of U.S. GAAP to non-GAAP financial measures gives the appearance of a full non GAAP income statement. Please note that the presentation of a full non- GAAP income statement, or a presentation that gives the appearance of one, may place undue prominence on the non-GAAP information. Under Question 102.10(c) of the C&DI's on Non-GAAP Financial Measures, a non-GAAP income statement is considered to be one that is comprised of non-GAAP measures and includes all or most of the line items and subtotals found in a GAAP income statement. Confirm to us that you will not present full non-GAAP consolidated income statements or their equivalents in future filings.

3.   As a related matter, if you continue to present non-GAAP total operating costs excluding costs of revenue in future filings, please revise to reconcile to the most comparable GAAP measure, as required by Item 10(e)(1)(i) of Regulation S-K.

4.   With reference to Note 1. to the Reconciliation of U.S. GAAP to Non-GAAP Financial Measures, please tell us the nature and composition of the non-GAAP adjustments for post-combination compensation expenses. Tell us how you determined it is appropriate to adjust for such payments in the determination of your non-GAAP measures and clarify how such compensation differs from other compensation paid to employees and management. Refer to Question 100.01 of the Commission's Compliance and Disclosure Interpretation for Non-GAAP measures.

      In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Christie Wong at 202-551-3684 or Kristin Lochhead at 202-551-3664 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Industrial Applications and
                                        Services